6 October 1999
Ref: 48/99

BHP ANNOUNCES STEEL STRATEGY

The Broken Hill Proprietary Company Limited (BHP) today announced a major step in advancing its strategy to focus BHP as a world class natural resources company, with a steel component.

Following a review of its steel portfolio, BHP Steel will become a simpler business, focused on those areas in which BHP has ongoing operational and marketing advantages, which are consistent with its strategic objectives, and which generate sustainable shareholder value.

It is expected that, following changes to its portfolio, BHP Steel will deliver its cost of capital on a sustainable basis through the business cycle within three years.

The new BHP Steel portfolio will concentrate on flat products in Australia, New
Zealand and Asia, based on the low cost supply of steel from Port Kembla Steelworks and its leading position in coated steel.  It will serve primarily building and construction markets using the successful marketing brands of ZINCALUME (R) steel and COLORBOND (R) steel.

Announcing these initiatives today, President BHP Steel Bob Every said: "These changes give effect to the strategic objective of building on the Company's strong position in minerals while taking advantage of niche opportunities in steel.  They are an essential part of BHP's evolution if it is to remain a global player."

BHP intends to divest those parts of its steel business that do not fit its long term strategy.  The Company expects to realise appropriate value for what it believes will be attractive businesses to other owners with different strategic objectives.

This divestment program is expected to generate significant cash proceeds for BHP.

"In the current operations, diversity of the product line and the range of geographical locations created a very complex organisation that lacked focus and strategic rationale" Dr Every said.

"At the same time, industry consolidation and increased competition in the global steel markets necessitate slimmer, more tightly focused businesses in order to survive.

"These changes will increase the potential for BHP Steel to compete, while increasing the potential for those businesses that will no longer be part of the portfolio to survive and prosper in the new global steel market.

"I understand that these announcements may cause some anxiety for our employees, customers and communities.  BHP will work with people affected to make sure they are informed about the reasons the Company is seeking to divest these businesses and the process that will follow.

"These changes are not about closing businesses.  They aim to focus BHP on operations that are consistent with our portfolio objectives and to allow other companies, with different objectives, to bid for those businesses that no longer fit the
BHP portfolio."

The new steel portfolio will include Port Kembla Steelworks; Coated Steel Australia
(Spring Hill, Western Port, Service Centres); Coated Steel Asia (Thailand, Malaysia,
Indonesia); BHP New Zealand Steel; BHP Building Products Australia; BHP Steel
Building Products Asia.

Businesses BHP is seeking to divest include Long Products, Tubemakers
Merchandising, Structural and Pipeline Products, Tin Mill Products, Steel Building
Products Pacific, Coated Steel Corporation USA, Steel Building Products USA and,
in consultation with our joint venture partner, North Star BHP Steel.

* * * * *

For information contact:

Media Relations:	Mandy Frostick

Manager Media Relations - Melbourne

Tel: +61 3 9609 4157 (bh)

+61 419 546 245 (mobile)

Andrew Marjoribanks

Manager Business Relations, BHP Steel Melb

Tel: +61 3 9609 3973 (bh)

+61 418 334 979 (mobile)

Investor Relations:	Dr Robert Porter

Vice President Investor Relations (elect) Melb

Tel: +61 3 9609 3540 (bh)

+61 419 587 456 (mobile)

Overview

* As a key component of BHP's portfolio management activities designed to give effect to the strategic objective of building on the Company's strong position in minerals while taking advantage of niche opportunities in steel, BHP has undertaken a strategic review of its portfolio of steelmaking and distribution businesses.

* The strategic recommendations of the review, approved by the Board of BHP, have determined a simpler Steel business based on those areas in which BHP has ongoing operational and marketing advantages.

* The retained Steel portfolio is designed to deliver significantly improved performance to the Company, reflected in:

     - the retained portfolio achieving a return in excess of its weighted average cost of capital within three years,
      sustainable over the business cycle

     - the continued generation of significant cash flow from the Steel businesses

     - Steel self-funding its capital and growth requirements

* Divestment of non-core assets is expected to generate significant cash for the Corporation.

* The continuing link between BHP Steel and the BHP Steelmaking Raw Materials and Energy
businesses will be an ongoing source of competitive advantage for the Company.  BHP Steel is also an important source of market knowledge into the steel industry and source of technological skills transfer within the Company.

Portfolio Configuration
BHP Steel had net assets of A$6.6 billion as at 31 May 1999.  The book value of the core steel businesses to be retained constitutes a little over half of the total net assets.

The new BHP Steel strategy will focus on flat products in Australia and Asia based on the low cost supply of steel from Port Kembla Steelworks and its leading position in coated steel for building and construction markets.

The following businesses have been determined as core and non-core.  Although they are sound businesses in their own right, BHP will seek to divest the non-core businesses.

Retained Steel Portfolio
Businesses to be divested

Port Kembla steelworks
Long Products

Coated Steel Australa and Asia
Tubemakers Merchandising

Steel Building Products Australia
Structural and Pipelines Products

New Zealand Steel
Tin Mill Products

Steel Building Products Asia
Coated Steel corporation USA

Steel Building Products USA/Pacific

North Star BHP Steel

Approximate Employee Numbers: 13,500
9000

Basis for the Strategic Review

The strategic review of BHP's Steel portfolio forms an important component of refocussing the overall BHP portfolio to give effect to the Company's goal to create shareholder value, through the discovery, development and conversion of natural resources.

Apart from better integrating the Steel businesses into the natural resources framework going forward, the review was also motivated by the following factors:

* In its currently constituted form, the Steel portfolio has not produced consistent returns in excess of the cost of capital.

* The diversity and complexity of the portfolio, encompassing the flat and long products value chains and market presence in Australia, New Zealand, Asia and North America, has made it difficult for BHP to focus on  businesses and markets where the Company can most effectively enhance competitive advantages.

* The globalisation of the steel industry is likely to lead to industry consolidation and necessitate a greater level of portfolio focus for value to be delivered.

In undertaking the strategic review, the following factors were assessed as of key importance to value extraction in any retained Steel portfolio:

* BHP's Australasian and Asian activities are strategically connected and represent a synergistic portfolio benefit, through the sale of feed from Port Kembla to the Asian coating lines and transfer of technical competencies

* Port Kembla Steelworks is a world class, low cost producer of slab and hot rolled coil

* BHP's specific competencies in steel coating and building products represent a key competitive advantage

* The Australian market represents a unique and sustainable opportunity to create value

* The retained Steel businesses are well positioned in Asia to capture growth and value in an economic upturn

BHP Portfolio Fit
The review determined a portfolio configuration which will deliver the Company's strategic and value delivery criteria, including achievement of returns in excess of the weighted average cost of capital and the continued generation of significant excess cash flow to the Company. In addition, the new portfolio will provide:

* An ability for management expertise to be utilised to reshape the cost base and complexity of the retained core business, thereby extracting greater value than available in the current portfolio structure

* Continued synergistic benefits associated with the supply of raw materials, market expertise and technological capabilities between Minerals and a niche Steel business

* Leverage to upside in prices and market conditions (particularly in Asia)

* An ability for the non-core businesses to be presented to the market as an attractive investment proposition to existing industry participants and the market in general.

Financial Information
The following table provides financial data on the current BHP Steel portfolio for the financial year ended 31 May 1999 (restated full year figures issued August 1999 to exclude the effect of internal currency hedging).  The following categories do not provide an exact match for the financial characteristics of the retained and to be divested assets, due to the categorisation of some assets to be divested (eg North Star BHP Steel and Coated Steel Corporation USA) with assets to be retained. The notes to the table are, however, designed to provide investors with some guide as to the relative magnitude of the financial data associated with the retained business and those businesses to be divested. In overall terms, in financial year 1999, the core steel business represented around 60% of EBITDA; 60% of total depreciation and amortisation and 40% of capital expenditures.  It should be noted that the businesses to be divested were either undergoing major restructuring or were in the process of ramping up production in the 1999 financial year.

A$ Million
Sales Revenue
EBITDA
Depreciation& Amortisation
    Operating profits before Abnormal Items & Income
Tax
Net Assets
Capital and Investment Expenditure
Free Cash Flow

Flat Products (1)
2 285
240
157
83
1 983
163
382

Coated Products(2)
3 279
354
153
201
2 218
57
279

Long Products (3)
1 925
151
109
42
1 346
124
21

Building and Industrial Products (4)
2 467
182
68
114
1 143
47
360

Intradivisional Adjustments
(2 236)
23
-
23
(59)
-
-

Divisional Activities
-
(61)
1
(62)
(8)
1
(32)

TOTAL
7 720
889
488
401
6 623
392
1 010(5)

(1) Flat Products includes North Star BHP Steel LLC, which BHP will seek to divest.
Indicatively, this business constitutes less than 10%  of the net assets shown in the
Flat Products category and made no profit contribution in financial year 1999.

(2) Coated Products includes Coated Steel Corporation USA, which BHP will seek to divest. Indicatively, this business constitutes around one quarter of the net assets for the Coated Products category.  The core businesses to be retained in this category contributed over 90% of EBITDA in financial year 1999 in this category.

(3) This category of businesses is expected to be divested.

(4) Building & Industrial Products includes Steel Building Products USA, which BHP will seek to divest. Three quarters of the net assets in this category are non-core businesses.
The businesses to be divested represented around 90% of EBITDA  in this category in financial year 1999.

(5) Includes proceeds from asset sales.

The following table provides historical information regarding earnings, depreciation, capital expenditure and net assets of the entire Steel portfolio:

A$Million
Sales Revenue
EBITDA
Depreciation & Amortisation
    Operating Profit before abnormal items & Income
Tax
Net Assets
Capital and Investment Expenditure

    1999 1998
     1997
     1996
1995
    7 720 8 259
     8 108
     7 434
7 077
    889 1 231
     939
     868
1 311
    488 488
     475
     453
422
    401 743
     464
     415
889
    6 623 7 562
     7 819
     7 651
6 109
    392 499
     900
     1 854
837

Results exclude the effect of internal currency hedging.

Divestment Process
The divestment process for the Steel assets is being managed within BHP Corporate with external advisers to be appointed for the Australian businesses and Salomon Smith Barney having been selected for the US businesses.  Appropriate arrangements for divestment of assets - either individually or in product/business lines - will be determined.  The portfolio of businesses to be divested represents a unique grouping of market-leading Australian steel assets.  BHP is evaluating options for either trade sales or (in the case of the Australian businesses) trade sales or an IPO.  Long Products is a leading market player; Tubemakers
Merchandising is number one in metals distribution with a 30% share; and Structural and
Pipeline Products is number one in pipe tube and structural products with a strong market share.  There are strong interrelationships between each of the businesses.

It is the strong strategic commitment of BHP to divest the non-core assets, subject to ensuring that appropriate shareholder value is delivered.  Subject to Board approval, proceeds from asset sales will be used to fund appropriate higher value growth opportunities, retire debt or will be turned back to shareholders, as appropriate.

Prepared by Investor Relations, The Broken Hill Proprietary Company Limited,
600 Bourke Street, Melbourne, Victoria 3000, Australia.

 For information contact:
 Dr Robert Porter
 Vice President - Investor Relations (Elect)
 Tel: +61 3 9609 3540
       +61 419 587 456 (mobile)
 Email: porter.robert.r@bhp.com.au

 Pierre Hirsch
 Manager Investor Relations, North America
 Tel:   +1 415 774 2030
 Email: hirsch.pierre.pl@bhp.com.au